Exhibit 99.4
Investment in other corporation(POSAM)
1. Details of company concerned
— Name of company (nationality) : POSAM
— Total capital : KRW 296,168,842,200
— Total number of outstanding shares : 317,806
— Main business : export and import steel products
2. Details of investment
— Number of shares to be acquired : 19,520
— The amount of investment : KRW 18,191,581,800 (0.09% of total equity)
— Number of shares after investment: 335,571 (99.45% of total outstanding shares)
— The purpose of investment: for joint business of API spiral pipe in America
— Scheduled date of acquiring(can be changed): 23. Feb. 2007
3. Others
— The above amount is applied with the exchange rate on Feb.6.2007 (~~W~~/ $:936.60).